UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

Affimed N.V. (“Affimed” or the “Company”) today announced that six abstracts highlighting data from the Company’s innate immune cell and T cell-based therapeutic programs have been accepted for presentation at the 60th American Society of Hematology (ASH) Annual Meeting and Exposition, being held December 1-4, 2018 in San Diego, CA.

A copy of the Company’s press release is filed as Exhibit 99.1 to this Report on Form 6-K, and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K (including Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-207235) and Form S-8 (Registration Number 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, November 1, 2018.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated November 1, 2018